Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Silvercorp Metals Inc. (the “Company” or “Silvercorp”)
Suite 1750 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item 2.	Date of the Material Change

September 21, 2022.

Item 3.	News Release

A news release announcing the material change was disseminated on September 21, 2022 through Cision and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

Silvercorp has released the results of an updated National Instrument 43-101 technical report on mineral resources and mineral reserves for the Ying property (the Ying 2022 technical report) (mineral resources and mineral reserves effective Dec. 31, 2021), prepared by AMC Mining Consultants (Canada) Ltd. The Ying 2022 technical report covers all the mines in the Ying property (also referenced as the Ying mining district) in Henan province, China, namely the SGX, HZG, HPG, TLP, LME, LMW and DCG underground mines.

Based on proven and probable mineral reserves, annual production of silver is projected to average approximately seven million ounces between fiscal 2023 and 2025, eight million ounces between 2026 and 2029, 7.1 million ounces between 2030 and 2032, and four million ounces between 2033 and 2037, to have a life of mine (LOM) at 15 years. There is also the potential to extend the LOM beyond 2037 through further exploration and development, particularly in areas with identified inferred resources.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Lon Shaver, Vice President at 604-669-9397 or at investor@silvercorp.ca.

Item 9	Date of Report

September 23, 2022.